Audience Overview

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All Users
100.00% Users

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Jan 1, 2022 - Oct 31, 2022

Overview

Sessions vs. Select a metric

Hourly Day Week Month



Sessions
600,000
400,000
200,000
Oct 1, 2022 - Oct 31, 2022
Sessions: 535,539
...
February 2022
March 2022
April 2022
May 2022
June 2022
July 2022
August 2022
September 2022
Octob...

Users	New Users	Sessions	Number of Sessions per User	Pageviews	Pages / Session
1,168,150	1,165,869	1,894,036	1.62	7,669,628	4.05

Avg. Session Duration	Bounce Rate
00:03:20	3.39%



New Visitor
Returning Visitor
15.4%
84.6%

Demographics

- Language
- Country
- City

System

- Browser
- Operating System

	Language	Users	% Users
1.	en-us	536,226	45.65%
2.	en-in	306,714	26.11%
3.	en-gb	279,654	23.81%
4.	hi-in	9,623	0.82%
5.	en	8,852	0.75%
6.	en-au	7,761	0.66%